                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934*

                             J Net Enterprises, Inc.
                             -----------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
                     ---------------------------------------
                         (Title of Class of Securities)

                                    46622V102
                                    ---------
                                 (CUSIP Number)

                                December 19, 2001
                                -----------------
             (Date of Event Which Requires Filing of this Statement)

     Check the appropriate box to designate the rule pursuant to which this
                               Schedule is filed:

                                [ ] Rule 13d-1(b)
                                [X] Rule 13d-1(c)
                                [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-------------------                                            -----------------
CUSIP No. 46622V102                   13G                      Page 2 of 8 Pages
-------------------                                            -----------------

---------- ---------------------------------------------------------------------
        1  NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Bedford Oak Advisors, LLC    13-4007123
---------- ---------------------------------------------------------------------
        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]

                                                                         (b) [X]

---------- ---------------------------------------------------------------------
        3  SEC USE ONLY

---------- ---------------------------------------------------------------------
        4  CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
-------------------- ------ ----------------------------------------------------
                         5  SOLE VOTING POWER

                            0
                     ------ ----------------------------------------------------
     NUMBER OF           6  SHARED VOTING POWER
      SHARES
   BENEFICIALLY             434,800
     OWNED BY
       EACH          ------ ----------------------------------------------------
     REPORTING           7  SOLE DISPOSITIVE POWER
      PERSON
       WITH                 0

                     ------ ----------------------------------------------------
                         8  SHARED DISPOSITIVE POWER

                            434,800
---------- ---------------------------------------------------------------------
        9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           434,800
---------- ---------------------------------------------------------------------
       10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

           N/A
---------- ---------------------------------------------------------------------
       11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           5.1%
---------- ---------------------------------------------------------------------
       12  TYPE OF REPORTING PERSON*

           00
---------- ---------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

-------------------                                            -----------------
CUSIP No. 46622V102                   13G                      Page 3 of 8 Pages
-------------------                                            -----------------

---------- ---------------------------------------------------------------------
        1  NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Harvey P. Eisen
---------- ---------------------------------------------------------------------
        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]

                                                                         (b) [X]

---------- ---------------------------------------------------------------------
        3  SEC USE ONLY

---------- ---------------------------------------------------------------------
        4  CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
-------------------- ------ ----------------------------------------------------
                         5  SOLE VOTING POWER

                            0
                     ------ ----------------------------------------------------
     NUMBER OF           6  SHARED VOTING POWER
      SHARES
   BENEFICIALLY             434,800
     OWNED BY
       EACH          ------ ----------------------------------------------------
     REPORTING           7  SOLE DISPOSITIVE POWER
      PERSON
       WITH                 0

                     ------ ----------------------------------------------------
                         8  SHARED DISPOSITIVE POWER

                            434,800
---------- ---------------------------------------------------------------------
        9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           434,800
---------- ---------------------------------------------------------------------
       10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

           N/A
---------- ---------------------------------------------------------------------
       11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           5.1%
---------- ---------------------------------------------------------------------
       12  TYPE OF REPORTING PERSON*

           IN
---------- ---------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

Item 1(a):          Name of Issuer:
---------           --------------

                    J Net Enterprises, Inc. (the "Company").

Item 1(b):          Address of Issuer's Principal Executive Offices:
---------           -----------------------------------------------

                    4020 W. Lake Creek Drive, #100
                    Wilson, Wyoming 83014

Items 2(a)          Name of Person Filing; Address of Principal
----------          -------------------------------------------
and 2(b):           Business Office:
--------            ---------------

                    This statement is filed by and on behalf of (i) Bedford Oak Advisors, LLC ("BOA"), in its capacity as investment manager of Bedford Oak Partners, L.P. ("BOP") and Bedford Oak Offshore ("BOO"), and (ii) Harvey Eisen, in his capacity as managing member of BOA. The principal business address of each reporting person is 100 South Bedford Road, Mt. Kisco, New York, 10549.

                    153,000 shares of Common Stock (as defined in Item 2(d) below) which are the subject of this statement are held directly by BOP. 281,800 shares of Common Stock which are the subject of this statement are held directly by BOO.

Item 2(c):          Citizenship:
---------           -----------

                    BOA is a Delaware limited liability company.
                    Mr. Eisen is a United States citizen.

Item 2(d):          Title of Class of Securities:
---------           ----------------------------

                    Common Stock, par value $0.01 per share ("Common Stock")

Item 2(e):          CUSIP Number:
---------           ------------

                    46622V102

Item 3:             If this statement is filed pursuant to Rules 13d-1(b) or
-------             --------------------------------------------------------
                    13d-2(b) or (c), check whether the person filing is a:
                    ------------------------------------------------------

               (a)  [ ] Broker or dealer registered under Section 15 of the Act,

               (b)  [ ] Bank as defined in Section 3(a)(6) of the Act,

               (c)  [ ] Insurance Company as defined in Section 3(a)(19) of the
                        Act,

               (d)  [ ] Investment Company registered under Section 8 of the
                        Investment Company Act of 1940,

               (e)  [ ] Investment Adviser in accordance with Rule
                        13d-1(b)(1)(ii)(E),

               (f)  [ ] Employee Benefit Plan or Endowment Fund in accordance with 13d-1 (b)(1)(ii)(F),

               (g)  [ ] Parent Holding Company or control person in accordance with Rule 13d-1 (b)(1)(ii)(G),

               (h)  [ ] Savings Association as defined in Section 3(b) of the
                        Federal Deposit Insurance Act,

               (i)  [ ] Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940,

               (j)  [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).


Item 4:             Ownership:
------              ---------

                    As of the date of the event which requires the filing of this statement:

                    A. BOA.
                       ---

                    (a) Amount beneficially owned: BOA is deemed to have beneficial ownership for purposes of Section 13(d) of the Securities and Exchange Act of 1934 ("Beneficial Ownership") of 434,800 shares of Common Stock. BOA shares voting and dispositive power over 153,000 shares of its holdings of Common Stock with BOP and Mr. Eisen. BOA shares voting and dispositive power over 281,800 shares of its holdings of Common Stock with BOO and Mr. Eisen.

                    (b) Percent of class: 5.1%. The percentages used herein and in the rest of this Schedule 13G are calculated based upon the total 8,524,552 of Common Stock issued and outstanding as of November 9, 2001, as reflected in the Company's Form 10-Q for the period ended September 30, 2001.

                    (c)  Number of shares as to which such person has:

                         (i)    Sole power to vote or direct the vote: -0-

                         (ii)   Shared power to vote or direct the vote: 434,800

                         (iii)  Sole power to dispose or direct the disposition:
                                -0-

                         (iv)   Shared power to dispose or direct the
                                disposition: 434,800

                    B. Mr. Eisen.
                       ---------

                    (a) Amount beneficially owned: Mr. Eisen is deemed to have Beneficial Ownership of 434,800 shares of Common Stock by virtue of its position as the managing member of BOA. Mr. Eisen shares voting and dispositive power over 153,000 shares of its holdings of Common Stock with BOA and BOP. Mr. Eisen shares voting and dispositive power over 281,800 shares of its holdings of Common Stock with BOA and BOO.

                    (b)  Percent of class: 5.1%.

                    (c)  Number of shares as to which such person has:

                         (i)    Sole power to vote or direct the vote: -0-

                         (ii)   Shared power to vote or direct the vote: 434,800

                         (iii)  Sole power to dispose or direct the disposition:
                                -0-

                         (iv)   Shared power to dispose or direct the
                                disposition: 434,800

Item 5:             Ownership of Five Percent or Less of a Class:
------              --------------------------------------------

                    If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]

Item 6:             Ownership of More than Five Percent on Behalf of Another
-------             --------------------------------------------------------
                    Person:
                    -------

                    Other than as set forth herein, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the securities reported in this
                    Schedule 13G

Item 7:             Identification and Classification of the Subsidiary Which
------              ----------------------------------------------------------
                    Acquired the Security Being Reported on By the Parent
                    -----------------------------------------------------
                    Holding Company:
                    ----------------

                    Not Applicable.

Item 8:             Identification and Classification of Members of the Group:
------              ----------------------------------------------------------

                    Not Applicable.

Item 9:             Notice of Dissolution of Group:
------              ------------------------------

                    Not Applicable.

Item 10:            Certification:
-------             -------------

                    By signing below each of the undersigned certifies that, to the best of the undersigned's knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE
                                    ---------

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 27, 2001


                                        BEDFORD OAK ADVISORS, LLC

                                        By: /s/ Harvey P. Eisen
                                            --------------------------
                                            Harvey P. Eisen
                                            Chairman and Managing Member


                                        /s/ Harvey P. Eisen
                                        ------------------------------
                                            Harvey P. Eisen

                                  EXHIBIT INDEX
                                  -------------


Exhibit A:  Joint Filing Agreement, dated December 27, 2001, by and between
            Bedford Oak Advisors, LLC and Harvey P. Eisen.